UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13A-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of May, 2016

COMMISSION FILE Number. 000-29338

CARDIOME PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Consolidated Financial Statements

99.3	Material Change Report Dated May 13, 2016

99.4	Certificate of Filing - CEO

99.5	Certificate of Filing - CFO

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this report on Form 6-K are incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-209606) and registration statements on Form S-8 (File No. 333-199091 and File No. 333-199092).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date: May 13, 2016	By:	/s/ Jennifer Archibald
Name: Jennifer Archibald
Title: Chief Financial Officer